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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC

As previously reported in a Report of Foreign Private Issuer on Form 6-K dated April 27, 2004, on April 7 and April 15, we acquired the businesses of Adaltis U.S., Inc. and Fitzgerald International, Inc., respectively.

In connection with those acquisitions, we are filing herewith the audited financial statements for the acquired companies for the years ended December 31, 2002 and December 31, 2003, and unaudited pro forma combined financial statements of Trinity Biotech plc for the year ended December 31, 2003.

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Item I.

Adaltis US Inc.

(Formerly Biochem ImmunoSystems Inc.)

Financial Statements
December 31, 2003 and 2002

Auditors’ Report	2

Financial Statements

Balance Sheets	3

Earnings and Deficit	4

Cash Flows	5

Notes to Financial Statements	6 - 18

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Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Auditors’ Report

To the Shareholders of Adaltis
US Inc.

We have audited the balance sheets of Adaltis US Inc. as at December 31, 2003 and 2002 and the related statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements such as the changes described in Note 21(A) to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the auditing standards generally accepted in the United States of America, our report to the shareholders dated March 15, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Raymond Chabot Grant Thornton
Chartered Accountants

Montreal, Canada
March 15, 2004

Suite 1900
National Bank Tower
600 De La Gauchetiere Street West
Montreal, Quebec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com
Member of Grant Thornton International

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Adaltis US Inc.
Balance Sheets
December 31, 2003 and 2002
(In U.S. dollars)

	2003	2002

	$	$
ASSETS
Current assets
Cash	39,987	236,845
Accounts receivable (Note 4 and Note 10)	639,978	1,490,640
Inventories (Note 5 and Note 10)		797,362
Prepaid expenses, deposits and other	70,780	60,333
Balance of sale receivable	9,844	99,461
Short-term assets held for sale (Note 10)	1,908,921

	2,669,510	2,684,641
Property and equipment (a) (Note 6 and Note 10)		362,651
Goodwill (Note 10)		684,663
Future income taxes		1,900,000
Long-term assets held for sale (Note 10)	905,301

	3,574,811	5,631,955

LIABILITIES
Current liabilities
Bank loan (Note 7)	250,000
Accounts payable (Note 8 and Note 10)	2,422,552	1,831,767
Unearned revenues (Note 10)		383,315
Liabilities related to assets held for sale (Note 10)	1,133,951
Loan from parent company, without interest	150,000
Instalments on long-term debt		53,635

	3,956,503	2,268,717
Long-term debt (Note 9 and Note 10)		18,971
Pension liability	888,820	851,679
Accrued litigation and legal costs	500,000

	5,345,323	3,139,367
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock (Note 11)	10	10
Contributed surplus	19,912,920	19,912,920
Deficit	(21,683,442)	(17,420,342)

	(1,770,512)	2,492,588

	3,574,811	5,631,955

The accompanying notes are an integral part of the financial statements.

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Adaltis US Inc. Earnings
and Deficit
Year ended December 31, 2003 and 2002
(In U.S. dollars)

	2003	2002

	$	$
Sales	6,988,141	7,244,548
Cost of sales	4,693,387	4,562,969

Gross profit	2,294,754	2,681,579

Selling expenses	2,080,223	2,104,894
Distribution expenses	52,884	53,086
General and administrative expenses	1,512,949	835,570
Management and royalty fees charged by the parent company	504,155	367,697
Pension expense	222,077	311,393
Amortization of property and equipment	214,105	326,869
Amortization of goodwill		109,404

	4,586,393	4,108,913

Operating loss	(2,291,639)	(1,427,334)

Other revenues (expenses)
Interest on long-term debt	(4,059)	(11,500)
Other financial expenses	(24,196)	(25,996)
Foreign exchange gain (loss)	(84,149)	86
Other revenues	50,000	24,487

	(62,404)	(12,923)

Loss before income taxes	(2,354,043)	(1,440,257)

Income taxes (Note 14)
Current	9,057	50
Future	1,900,000

	1,909,057	50

Net loss	(4,263,100)	(1,440,307)
Deficit, beginning of year	(17,420,342)	(15,980,035)

Deficit, end of year	(21,683,442)	(17,420,342)

The accompanying notes are an integral part of the financial statements.

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Adaltis US Inc. Cash
Flows
Year ended December 31, 2003 and 2002
(In U.S. dollars)

	2003	2002

	$	$
OPERATING ACTIVITIES
Net loss	(4,263,100)	(1,440,307)
Non-cash items
Amortization of property and equipment	214,105	326,869
Amortization of goodwill		109,404
Future income taxes	1,900,000
Unrealized foreign exchange loss	75,190	1,179
Write-off of balance of sale receivable		300,000
Pension expense	202,006	311,393
Accrued litigation and legal costs	500,000
Changes in working capital items (Note 13)	810,106	657,000

Cash flows from operating activities	(561,693)	265,538

INVESTING ACTIVITIES
Receipt of balance of sale receivable	89,617	155,709
Property and equipment	(72,092)	(225,791)

Cash flows from investing activities	17,525	(70,082)

FINANCING ACTIVITIES
Bank loan	250,000
Loan from parent company	150,000
Repayment of long-term debt	(52,690)	(260,763)

Cash flows from financing activities	347,310	(260,763)

Net decrease in cash	(196,858)	(65,307)
Cash, beginning of year	236,845	302,152

Cash, end of year	39,987	236,845

The accompanying notes are an integral part of the financial statements.

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Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND CHANGE IN CORPORATE NAME

The Company, incorporated in the State of Delaware, distributes and services diagnostics systems for immunology applications. In 2002, the Company changed its name BioChem ImmunoSystems Inc. to Adaltis US Inc.

2 - CHANGE IN ACCOUNTING POLICY

During the year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Had this change not been adopted, the Company would have to recognize amortization expense of $109,404 for the year ended December 31, 2003. This change is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

The following table presents the matching of net loss as reported last year and adjusted net loss:

	2003	2002

	$	$
Net loss as reported	(4,263,100)	(1,440,307)
Add:
Amortization of goodwill		109,404

Adjusted net loss	(4,263,100)	(1,330,903)

In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 14 (AcG-14), Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective January 1, 2003. The Company has determined that it has issued no guarantees requiring disclosures under the accounting standard.

3 - ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The financial statements differ in certain material respects from generally accepted accounting principles in the United States of America (U.S. GAAP), as described in Note 21.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

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Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Inventory valuation

Finished goods and parts and supplies are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

Amortization

Property and equipment are recorded at acquisition cost, net of related investment tax credits, and are amortized over their estimated useful lives according to the straight-line method over the following periods:

Periods

Leasehold improvements	3 years
Placed instruments	2 to 4 years
Computer equipment	3 and 4 years
Furniture and fixtures	3 years

Goodwill

Goodwill is the excess of the cost of acquired enterprises over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying amount of a reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value. The fair value of a reporting unit is calculated using discounted cash flows.

Revenue recognition

Sales include amounts received or receivable from the sale of instruments, reagents and service contracts. Revenue is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchange of products are allowed under the Company’s policy and provisions are maintained accordingly. The Company also administers a plan allowing it to place instruments in medical facilities without receiving direct consideration for the placed instruments. In return, these medical facilities are obligated to purchase a minimum yearly quota of reagent products. No sale is recorded for these instruments but rather they are presented as property and equipment and are amortized over the usef ul life of the instruments. The Company also sells service contracts, each usually lasting for a period of twelve months. The full values of signed contracts are recorded as accounts receivable and as unearned revenues. These unearned revenues are amortized into income on a straight-line basis over the term of the contracts. Shipping fees paid to a third party are invoiced to customers and included in sales.

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Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Foreign currency translation

Operating revenues and expenses arising from foreign currency transactions are translated into U.S. dollars at the rates prevailing at the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates prevailing at the balance sheet date. Gains or losses resulting from these translations are charged to earnings as they occur.

Accounts receivable

The majority of the Company’s accounts receivable are due from companies in the pharmaceutical industry. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debt expense.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Pension plan

The Company accrues its obligations under a defined benefit pension plan and the related costs net of plan assets. The Company has adopted the following policies:

–	Pension obligations are actuarially determined using the projected benefit method prorated on service years. The calculations take into account management’s best estimate of expected plan investment performance and retirement ages of employees;

–	For the purposes of determining the expected return on plan assets, those assets are valued at fair value;

–	Actuarial gains and losses are recognized in earnings in the year in which they occur.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Shipping fees paid to a third party are included in the cost of goods sold.

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Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Advertising costs

Advertising costs are expensed as incurred and amount to $202,322 in 2003 ($72,391 in 2002).

4 - ACCOUNTS RECEIVABLE
	2003	2002

	$	$
Trade accounts receivable (a) (b)		879,364
Trade accounts receivable from a company under common control	23,204	3,893
Receivable from parent company, without interest	616,774	607,383

	639,978	1,490,640

(a) The amount is net of an allowance for doubtful accounts of $21,666 ($38,787 in 2002).
(b) See Note 10.

5 - INVENTORIES

	2003	2002

	$	$
Finished goods (a)		410,621
Parts and supplies (a)		386,741

	–	797,362

(a) See Note 10.

6 - PROPERTY AND EQUIPMENT

		2002

		Accumulated
	Cost	amortization	Net

	$	$	$
Leasehold improvements (a)	9,999	9,999
Placed instruments (a)	1,463,905	1,191,466	272,439
Computer equipment (a)	25,287	9,012	16,275
Furniture and fixtures (a)	21,932	1,593	20,339
Assets under capital leases
Placed instruments (a)	133,131	79,533	53,598

	1,654,254	1,291,603	362,651

(a) See Note 10.

7 - BANK LOAN

The maximum authorized amount of the bank loan is $300,000 and is secured by the parent company. The bank loan bears interest at the bank’s prime rate (4% as at December 31, 2003) and is due on May 31, 2004.

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Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

8 - ACCOUNTS PAYABLE
	2003	2002

	$	$
Trade accounts payable and accrued liabilities (a)	411,362	901,691
Warranty reserve	173,398	114,482
Pension liability	164,865
Trade accounts payable to parent company	914,025	295,076
Trade accounts payable to companies under common control	758,902	520,518

	2,422,552	1,831,767

(a) See Note 10.

9 - LONG-TERM DEBT

	2003	2002

	$	$
Obligations under capital leases, bearing interest at rates varying from 8% to 9%, secured by assets under capital leases and by the
transfer of the leases thereof, maturing from 2003 to 2005 (a)		72,606

Instalments due within one year		53,635

	–	18,971

(a) See Note 10.

10 - ASSETS AND LIABILITIES HELD FOR SALE

The Company’s management decided to operate in the U.S. markets through distributors. The Company is actively searching for purchasers and expects to conclude the sales during the period ending December 31, 2004. No loss was recorded in the financial statements and it is anticipated that the assets and related liabilities will be sold without losses.

Assets and liabilities held for sale at December 31, 2003 were comprised of the following:

2003

$
Trade accounts receivable	1,167,963
Inventory - finished goods	432,398
Inventory - parts and supplies	308,560

Short-term assets held for sale	1,908,921

Leasehold improvements (a)	7,141
Placed instruments (a)	137,345
Computer equipment (a)	33,871
Furniture and fixtures (a)	23,211
Placed instruments under capital leases (a)	19,070
Goodwill	684,663

Long-term assets held for sale	905,301

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11
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

10 - ASSETS AND LIABILITIES HELD FOR SALE (Continued)	2003

$
Trade accounts payable and accrued liabilities	(670,000)
Unearned revenues	(444,035)
Obligations under capital leases, 8% to 9%	(19,916)

Liabilities related to assets held for sale	(1,133,951)

(a)	Cost and accumulated amortization of property and equipment held for sale amount to $1,630,707 and $1,410,069 respectively.

11 - CAPITAL STOCK
Authorized
3,000 common shares with a par value of $0.01 per share

	2003	2002

	$	$
Issued and fully paid
1,000 common shares issued for a total par value of $10	10	10

12 - INFORMATION INCLUDED IN THE STATEMENT OF EARNINGS AND DEFICIT
	2003	2002

	$	$
Management fees and royalties charged by the parent company	(4,059)	(11,500)

13 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:
	2003	2002

	$	$
Accounts receivable	(317,301)	233,312
Income taxes receivable		95,238
Inventories	56,404	(129,719)
Prepaid expenses, deposits and other	(10,447)	(10,431)
Accounts payable	1,020,730	370,147
Unearned revenues	60,720	98,453

	810,106	657,000

Cash flows relating to interest and income taxes on operating activities are detailed below:
	2003	2002

	$	$
Interest paid	8,368	25,516
Income taxes received		95,188

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12
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

14 - INCOME TAXES

The Company’s effective income tax rate differs from the combined federal and state’s income tax rate in the United States of America. The difference results from the following:

	2003	2002

	$	$
Income taxes according to U.S. statutory tax rates	(988,698)	(604,908)
Non-deductible items	19,557	52,146
Non-taxable items		(58,243)
Reduction of future income tax asset already recorded to an amount that is more likely than not to be realized	1,900,000
Unrecorded savings resulting from losses for the year	978,198	611,055

Income taxes according to effective tax rates	1,909,057	50

The future income tax assets and liabilities result from net differences between the carrying amounts and the tax bases of the following items :

	2003	2002

	$	$
Future income tax assets
Current
Accounts receivable	9,100	16,300
Inventory	35,500	35,500
Accounts payable and accrued liabilities	72,800	47,800
Valuation allowance	(117,400)	(99,600)

Net amount	–	–
Long-term
Accrued pension liability	442,500	357,700
Property, plant and equipment	167,000	167,000
Unused tax losses	4,089,800	3,214,028
Valuation allowance	(4,699,300)	(1,838,728)

Net amount	–	1,900,000

	–	1,900,000

As at December 31, 2003, the Company had available the following deductions, losses and credits:

$

Losses carried forward expiring in
2020	5,527,055
2021	981,893
2022	1,143,501
2023	2,085,199
Temporary differences	1,730,714

Total	11,468,362

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13
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

15 - RELATED PARTY TRANSACTIONS

The following related party transactions were measured at the exchange amount:

	2003	2002

Revenue	$	$
Sales to companies under common control	81,121	35,271
Sales to the parent company	4,943	632
Expenses
Purchases from companies under common control	305,291	532,703
Management fees and royalties charged by parent company	504,155	367,697
Purchases from the parent company	4,680	554

16 - PENSION PLAN

The Company had a final average earnings non-contributory defined benefit pension plan for the majority of the employees which was suspended on December 31, 1994. The plan provides for the payment of benefit based on the number of years of service and the final average salary of beneficiaries at the time of suspension.

The information regarding the defined benefit pension plan is as follows:

	2003	2002

	$	$
Accrued benefit obligation
Balance, beginning of year	3,771,317	3,692,506
Interest cost	269,090	226,325
Benefits paid	(171,090)	(166,293)
Actuarial losses	438,330	18,779

Balance, end of year	4,307,647	3,771,317

Plan assets
Balance, beginning of year	2,919,638	3,152,220
Actual return on plan assets	485,343	(66,289)
Pension plan contribution	20,071
Benefits paid	(171,090)	(166,293)

Balance, end of year	3,253,962	2,919,638

Funded status - deficit and accrued benefit liability	1,053,685	851,679

The composition of the pension expense relating to the defined benefit plan for the year is as follows:

	2003	2002

	$	$
Interest cost	269,090	226,325
Expected return on plan assets	(215,671)	(229,661)
Net actuarial loss	168,658	314,729

Pension expense for the year	222,077	311,393

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14
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

16 - PENSION PLAN (Continued)

The following are the significant assumptions which management considers to be most likely in valuing its accrued benefit obligation:

	2003	2002

	%	%
Discounting rate	6.00	6.25
Expected rate of return on plan assets	7.50	7.50

17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to determine the estimated fair value of each class of primary financial instruments.

Short-term financial instruments

The fair value of cash, accounts receivable, balance of sale receivable, bank loan and accounts payable approximates the carrying amount given that they will mature shortly.

Loan from parent company

The fair value of the loan from parent company could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

Long-term debt

The estimated fair value of the long-term debt is determined according to analyses of the discounted value of cash flows, using the Company’s current marginal interest rates for similar loans. There is no significant difference between the fair value and the carrying amount.

18 - COMMITMENTS

The Company has entered into long-term lease agreements expiring between 2002 and 2008, which call for lease payments of $264,716. Minimum lease payments for the next five years are $152,989 in 2004, $98,857 in 2005, $5,940 in 2006 and 2007, and $990 in 2008.

19 - CONTINGENCIES

The Company is involved in a lawsuit jointly with an independent party as defendant and the claim amounts to $30 million. In the opinion of management and its legal advisors, the most likely outcome of this lawsuit would not be significant and management intends to vigorously oppose the allegations of the plaintiff. In the opinion of management and its legal counsel, the resolution of these claims should not have a significant negative impact on the Company’s future financial position or results of operations.

20 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

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15
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

21 -	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES IN CANADA AND IN THE UNITED STATES

The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with U.S. GAAP.

A)	FINANCIAL STATEMENTS

The adjustments to comply with U.S. GAAP would be as follows:

Statements of earnings

	2003	2002

	$	$
Net loss as per Canadian GAAP	(4,263,100)	(1,440,307)
Amortization	–	109,404
Net loss as per U.S. GAAP	(4,263,100)	(1,330,903)

Balance sheet

The balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows:

2003

	As per GAAP		As per
	in Canada	Adjustments	U.S. GAAP

	$	$	$
Assets
Goodwill	–	–	–
Shareholders’ equity (deficiency)
Deficit	(21,683,442)	–	(21,683,442)

	2002

	As per GAAP		As per
	in Canada	Adjustments(a)	U.S. GAAP

	$	$	$
Assets
Goodwill	684,663	109,404	794,067
Shareholders’ equity (deficiency)
Deficit	(17,420,342)	109,404	(17,310,938)

Operations and balance sheet adjustments

(a)	Goodwill amortization

Under Canadian GAAP, goodwill ceased being amortized on January 1, 2003 upon adoption of CICA Handbook, Section 3062, Goodwill and Other Intangible Assets. Prior to that date, goodwill was being amortized over its estimated useful life. Under U.S. GAAP, goodwill would have ceased being amortized on January 1, 2002 upon adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

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16
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

21 -	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES IN CANADA AND IN THE UNITED STATES (Continued)

Changes in accounting policies under U.S. GAAP

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, for U.S. GAAP purposes. Under this standard, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Following this change in accounting policy, goodwill amortization decreased by $109,404 for the year ended December 31, 2002.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets that established a single accounting model, based on the framework of SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant changes have occurred for the Company since its adoption on January 1, 2002.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107 and a Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 clarifies and expands upon existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company must recognize a liability for the fair value of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods e nding after December 15, 2002. The Company has adopted the standard and has determined that it has no guarantees requiring disclosure under FIN 45 other than the product warranty reserve disclosed in Note 8.

Effective January 1, 2003, the Company adopted the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities (SFAS 146). SFAS 146 addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. Adoption of this pronouncement did not have a material impact on the Company’s result of operations and financial condition.

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17
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

21 -	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES IN CANADA AND IN THE UNITED STATES
(Continued)

B)	STANDARDS APPLICABLE FOR THE YEAR 2004

U.S. GAAP

In January 2003 and December 2003, the Financial Accounting Standards Board (FASB) issued and revised Interpretation No. 46, Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. The Interpretation addresses consolidation of variable interest entities (VIEs) to which the usual condition for consolidation does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. A public entity that is not a small business issuer shall apply this Interpretation to all entities subject to this Interpretation no later than the end of the first reportin g period that ends after March 15, 2004. The Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

Canadian GAAP

In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3110, Accounting for Asset Retirement Obligations that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corre sponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The section is effective for fiscal years beginning on or after January 1, 2004. The Company will adopt section 3110 on January 1, 2004. As was the case for U.S. GAAP in 2003, the Company expects that this pronouncement will not have a material impact on its results of operations and financial condition in 2004.

In December 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (AcG-13). This Guideline addresses the types of items that qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to evaluate hedges for effectiveness. The Guideline does not specify how hedge accounting should be applied. The CICA has deferred the effective date of this Guideline by one year to fiscal years beginning on or after July 1, 2003. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

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18
Adaltis US Inc.
Notes to Financial Statements
December 31, 2003 and 2002
(In U.S. dollars)

21 -	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES IN CANADA AND IN THE UNITED STATES (Continued)

In June 2002, the CICA Emerging Issues Committee (EIC) issued EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments, which requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income. The Abstract must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In December 2003, the CICA Emerging Issues Committee (EIC) issued EIC Abstract 141, Revenue Recognition, which provides general interpretive guidance on the application of CICA Handbook Section 3400, Revenue, and applies to all profit-oriented enterprises. This Abstract does not apply to the recognition of revenue for situations or transactions which are dealt with more specifically in the Accounting Guidelines issued by the Accounting Standards Board, and Abstracts issued by the Emerging Issues Committee. The Abstract summarizes the principles set forth in the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements that are generally appropriate as interpretive guidance on the application of Section 3400. The provisions in this Abstract may be applied prospectively, and should be applied to sales transactions recognized in the first interim or annual fiscal period beginning subsequent to December 17, 2003. The Company has estimated that this pronouncement will not have a material impact on its results of operations and financial condition.

In January 2003, the CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities (AcG-15) which harmonizes with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applyi ng the principles in Section 1590, Subsidiaries, to certain special purpose entities. AcG-15 requires enterprises to identify variable interest entities in which they have an interest, to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. This Guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In November 2002, the CICA issued Section 3063, Impairment of Long-Lived Assets (Section 3063), which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Section 3063 is applicable for years beginning on or after April 1, 2003. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

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Item 2.

FITZGERALD INDUSTRIES INTERNATIONAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

John T. Brozowski, CPA PC
77A Junction Square Drive
Concord, MA 01742

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

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To The Board of Directors and Stockholders
Fitzgerald Industries International, Inc.
Concord, Massachusetts

We have audited the accompanying balance sheet of Fitzgerald Industries International, Inc. (the "Company") as of December 31, 2002 and the related statement of income and changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ John T. Brozowski

John T. Brozowski, CPA PC
Concord, Massachusetts
May 7, 2004

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2002

ASSETS

Current assets:
Cash	$478,500
Accounts receivable	523,093
Inventory	177,970
Prepaid expenses	5,950

Total current assets	1,185,513

Property and equipment:
Equipment and furniture	152,310
Leasehold improvements	10,523

Total property and equipment	162,833
Less accumulated depreciation	121,670

Property and equipment, net	41,163

Total assets	$1,226,676

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable	$220,243
Accrued retirement contribution	148,370
Accrued income taxes	464
Accrued payroll and related expenses	70,327

Total current liabilities	439,404

Stockholders’ equity:
Common stock, no par value; 200,000 shares authorized;
100 shares issued and outstanding	14,600
Retained earnings	772,672

Total stockholders’ equity	787,272

Total liabilities and stockholders’ equity	$1,226,676

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
STATEMENT OF INCOME AND CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Sales	$5,803,749

Cost of sales
2,107,409

Gross profit	3,696,340

General & administrative expenses	1,414,758

Income from operations
2,281,582

Other income (expense):
Interest income	9,612

Income before provision for state income taxes	2,291,194

Provision for state income taxes	464

Net income	2,290,730

Retained earnings - beginning	708,774

Stockholder distributions
(2,226,832)

Retained earnings - ending	$772,672

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities
Net income	$2,290,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,280
Increase in accounts receivable	(162,645)
Increase in inventory	(42,194)
Increase in prepaid expenses	(4,675)
Increase in accounts payable	70,612
Increase in accrued retirement contribution	29,241
Increase in accrued income taxes	8
Increase in accrued payroll and related expenses	3,297

Net cash provided by operating activities	2,211,654

Cash flows from investing activities
Acquistion of equipment	(19,357)

Net cash used for investing activities	(19,357)

Cash flows from financing activities
Stockholder distributions	(2,226,832)

Net cash used for financing activities	(2,226,832)

Net increase in cash	(34,535)

Cash - beginning	513,035

Cash - ending	$478,500

Supplemental disclosures of cash flows information
Cash paid during the year for:
Interest	$9,612

Income taxes	$456

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature and Organization of the Business

Fitzgerald Industries International, Inc. is a small business (S) corporation organized under the laws of Massachusetts. The company was formed in March 1989. The company’s primary source of income is from the supplying of highly purified antibodies and antigens to diagnostic companies and research organizations throughout the world.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are stated at cost and inventory value is determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	3 to 5 years — straight line
Office furniture	7 years — straight line
Leasehold improvements	10 years — straight line

Revenue Recognition

The Company recognizes revenues upon product shipment.

Advertising

Advertising costs are charged to operations as incurred. Advertising expense for the year ended December 31, 2002 totaled $100,495.

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income tax on its taxable income. The Company is, however, liable for state corporate income taxes and such provision has been made, as needed, in the accompanying financial statements.

2.	COMMITMENTS

 Operating leases

The Company leases various vehicles and equipment under operating leases. The leases expire at various times through 2003 and 2004. Minimum lease commitments for the years ended December 31, under the leases are:

2003	$ 23,675
2004	$ 15,646

3.	RELATED PARTY TRANSACTION

The Company leases office space and a production facility from a shareholder. The term of the renewable lease amounts are payable in monthly installments for one year commencing on September 1, and ending on August 31. Monthly installments of $5,345 are payable for the period September 1, 2002 through August 31, 2003 and monthly installments of $5,215 for the period September 1, 2001 through August 31, 2002. Rent totaled $63,100 for the year ended December 31, 2002.

4.	RETIREMENT PLAN

The Company has a qualified contributory profit sharing and money purchase plan. The plan covers all employees who meet the plan’s eligibility requirements. The Company contributes 14% of employee’s salaries to the profit sharing plan and 6% of employee’s salaries to the money purchase plan. The Company’s contributions amounted to $148,370 for the year ended December 31, 2002.

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

5.	CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a bank located in Massachusetts. The balances are insured by the U.S. Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times during the year, cash balances exceeded the insured amounts. The Company performs periodic evaluations of the relative credit standings of the banks and monitors its risk. The maximum loss that would have resulted from that risk totaled $331,793 for the year ended December 31, 2002.

6.	SUBSEQUENT EVENT

The Company has entered into a preliminary agreement to sell its assets and customer list as of the date of these financial statements.

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ITEM 3.

FITZGERALD INDUSTRIES INTERNATIONAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

John T. Brozowski, CPA PC
77A Junction Square Drive
Concord, MA 01742

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

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To The Board of Directors and Stockholders
Fitzgerald Industries International, Inc.
Concord, Massachusetts

We have audited the accompanying balance sheet of Fitzgerald Industries International, Inc. (the "Company") as of December 31, 2003 and the related statement of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ John T. Brozowski
John T. Brozowski, CPA PC
Concord, Massachusetts
March 23, 2004

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2003

ASSETS

Current assets:
Cash	$1,034,668

Accounts receivable	856,915
Inventory	168,725
Prepaid expenses	4,325

Total current assets	2,064,633

Property and equipment:
Equipment and furniture	101,155
Leasehold improvements	10,523

Total property and equipment	111,678
Less accumulated depreciation	72,593

Property and equipment, net	39,085
Total assets	$2,103,718

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable	$434,232
Accrued retirement contribution	151,489
Accrued income taxes	100,000
Accrued payroll and related expenses	88,120

Total current liabilities	773,841

Stockholders’ equity:
Common stock, no par value; 200,000 shares authorized;
100 shares issued and outstanding	14,600
Retained earnings	1,315,277

Total stockholders’ equity	1,329,877

Total liabilities and stockholders’ equity	$2,103,718

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
STATEMENT OF INCOME AND CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Sales	$7,069,192

Cost of sales	2,401,568

Gross profit	4,667,624

General & administrative expenses	1,420,799

Income from operations	3,246,825

Other income (expense):
Interest income	6,245

Income before provision for state income taxes	3,253,070

Provision for state income taxes	100,464

Net income	3,152,606

Retained earnings - beginning	772,671

Stockholder distributions	(2,610,000)

Retained earnings - ending	$1,315,277

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities
Net income	$3,152,606
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	16,245
Increase in accounts receivable	(333,822)
Decrease in inventory	9,245
Decrease in prepaid expenses	1,625
Increase in accounts payable	213,988
Increase in accrued retirement contribution	3,119
Increase in accrued income taxes	99,536
Increase in accrued payroll and related expenses	17,793

Net cash provided by operating activities	3,180,335

Cash flows from investing activities
Acquisition of equipment	(14,167)

Net cash used for investing activities	(14,167)

Cash flows from financing activities
Stockholder distributions	(2,610,000)

Net cash used for financing activities	(2,610,000)

Net increase in cash	556,168

Cash - beginning	478,500

Cash - ending	$1,034,668

Supplemental disclosures of cash flows information
Cash paid during the year for:
Interest	$6,245

Income taxes	$464

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature and Organization of the Business

Fitzgerald Industries International, Inc. is a small business (S) corporation organized under the laws of Massachusetts. The company was formed in March 1989. The company’s primary source of income is from the supplying of highly purified antibodies and antigens to diagnostic companies and research organizations throughout the world.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are stated at cost and inventory value is determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	3 to 5 years – straight line
Office furniture	7 years – straight line
Leasehold improvements	10 years – straight line

Revenue Recognition

The Company recognizes revenues upon product shipment.

Advertising

Advertising costs are charged to operations as incurred. Advertising expense for the year ended December 31, 2003 totaled $68,534.

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income tax on its taxable income. The Company is, however, liable for state corporate income taxes and such provision has been made, as needed, in the accompanying financial statements.

2.	COMMITMENTS

Operating leases

The Company leases various vehicles and equipment under operating leases. The leases expire at various times through December 2006. Minimum lease commitments for the years ended December 31, under the leases are:

2004	$ 17,410
2005	1,860
2006	1,755

3.	RELATED PARTY TRANSACTION

The Company leases office space and a production facility from a shareholder. The term of the lease is for one year commencing on September 1, 2003 and ending on August 31, 2004. The monthly rent is payable in monthly installments of $5,345 each month. Rent totaled $64,140 for the year ended December 31, 2003.

4.	RETIREMENT PLAN

The Company has a qualified contributory profit sharing and money purchase plan. The plan covers all employees who meet the plan’s eligibility requirements. The Company contributes 14% of employee’s salaries to the profit sharing plan and 6% of employee’s salaries to the money purchase plan. The Company’s contributions amounted to $151,489 for the year ended December 31, 2003. The Money Purchase plan has been discontinued as of January 1, 2004.

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FITZGERALD INDUSTRIES INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

5.	CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a bank located in Massachusetts. The balances are insured by the U.S. Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times during the year, cash balances exceeded the insured amounts. The Company performs periodic evaluations of the relative credit standings of the banks and monitors its risk. The maximum loss that would have resulted from that risk totaled $802,972 for the year ended December 31, 2003.

6.	SUBSEQUENT EVENT

The Company has entered into a preliminary agreement to sell its assets and customer list as of the date of these financial statements.

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Item 4.

Trinity Biotech plc

Unaudited Pro Forma Financial Data

For the Year Ended

December 31, 2003

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UNAUDITED PRO FORMA FINANCIAL DATA

The accompanying unaudited pro forma financial data gives pro forma effect to the acquisitions by Trinity Biotech plc of Fitzgerald Industries International, Inc and Adaltis US Inc. The unaudited pro forma combined condensed balance sheet as of December 31, 2003, and the unaudited pro forma combined condensed statement of income for the year ended December 31, 2003 combines the consolidated historical balance sheet of Trinity Biotech plc, prepared in accordance in accounting principals generally accepted in the United States of America, and the historical balance sheets of Fitzgerald Industries International Inc., and Adaltis US Inc., as if the acquisitions of Fitzgerald Industries International, Inc and Adaltis US Inc. had been completed on December 31, 2003, and combines the consolidated historical statement of income of Trinity Biotech plc, prepared in accordance in accounting principals generally accepted in the United States of America, and t he historical statement of income of Fitzgerald Industries International, Inc., and the historical statement of earnings and deficit of Adaltis US Inc., as if the acquisitions had been completed on January 1, 2003. This pro forma information should be read in conjunction with the historical financial statements (including notes thereto) of Trinity Biotech plc (included in its Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission) and Fitzgerald Industries International, Inc and Adaltis US Inc., appearing elsewhere herein.

The pro forma adjustments reflecting the consummation of the acquisitions on the purchase method of accounting are based on available information and certain estimates and assumptions set forth in the notes to the unaudited pro forma combined condensed financial information. The pro forma adjustments do not reflect any operating efficiencies and cost savings that may be achievable with respect to the combined company.

The pro forma combined condensed statements of income are not necessarily indicative of the operating results which would have been achieved had Trinity Biotech plc, Fitzgerald Industries International, Inc and Adaltis US Inc been combined during such periods, and should not be construed as representative of future operations.

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TRINITY BIOTECH PLC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

	December 31, 2003
										Pro Forma Combined
	Historical			Pro forma adjustments

	Trinity Biotech plc	Fitzgerald Industries International, Inc.	Adaltis US Inc	Fitzgerald Industries International, Inc.			Adaltis US Inc

	US$	US$	US$	US$			US$			US$
ASSETS
Inventories	30,554,618	168,725	740,958							31,464,301

Accounts receivable, net and prepayments	15,813,698	861,240	1,888,565	(985)	1	(i)	(73,500)	1	(ii)	17,356,513
				(464,436)	2	(i)	(668,069)	2	(ii)
Cash and cash equivalents	20,563,418	1,034,668	39,987	(1,034,668)	2	(i)	(39,987)	2	(ii)	9,743,161
				(8,000,000)	3		(2,820,257)	4

	66,931,734	2,064,633	2,669,510	(9,500,089)			(3,601,813)			58,563,975
Intangible assets, net	48,606,267	—	794,067	15,000,000	3		(794,067)	2	(iii)	65,581,793
				460,386	3		1,515,140	4
Property, plant and equipment, net	11,236,314	39,085	220,638							11,496,037
Other assets	1,875,436	—								1,875,436

TOTAL ASSETS	128,649,751	2,103,718	3,684,215	5,960,297			(2,880,740)			137,517,241

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	21,026,651	773,841	3,956,503	(985)	1	(i)	(73,500)	1	(ii)	21,894,141
				(773,841)	2	(i)	(3,119,528)	2	(ii)
				65,000	3		40,000	4

Provisions for liabilities and charges
(deferred tax)	910,902	—								910,902

Long-term liabilities	19,478,273	—	1,388,820				(1,388,820)	2	(ii)	19,478,273

Total shareholders’ equity	87,233,925	1,329,877	(1,661,108)	(725,263)	2	(i)	3,800,292	2	(ii)	95,233,925
				8,000,000	3		(794,067)	2	(iii)
				(604,614)	3		(1,345,117)	4

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	128,649,751	2,103,718	3,684,215	5,960,297			(2,880,740)			137,517,241

1240024.1

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TRINITY BIOTECH PLC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

	December 31, 2003
										Pro Forma Combined
	Historical			Pro forma adjustments

	Trinity Biotech plc	Fitzgerald Industries International, Inc.	Adaltis US Inc	Fitzgerald Industries International, Inc.			Adaltis US Inc

	US$	US$	US$	US$			US$			US$

Net Revenues	65,531,053	7,069,192	6,988,141	(8,195)	1	(i)	(344,516)	1	(ii)	79,235,675

Cost of sales	(32,825,862)	(2,401,568)	(4,693,387)	8,195	1	(i)	344,516	1	(ii)	(39,568,106)

Gross profit	32,705,191	4,667,624	2,294,754	—			—			39,667,569
Research and development expenses	(7,550,241)	—								(7,550,241)
Administrative expenses - normal	(17,073,571)	(1,420,799)	(4,644,738)	(750,000)	3					(23,889,108)

Operating profit	8,081,379	3,246,825	(2,349,984)	(750,000)			—			8,228,220
Interest receivable and similar income	174,117	6,245	—							180,362
Interest payable and similar charges	(792,353)		(4,059)	(174,204)	9	(i)	(61,782)	9	(ii)	(1,028,339)
							4,059	10

Profit on ordinary activities before taxation And share of operating loss in associate Company and impairment
	7,463,143	3,253,070	(2,354,043)	(924,204)			(57,723)			7,380,243
Extraordinary gain	950,559									950,559
Share of operating loss in associate company
And impairment	(1,161,409)	—	—	—			—			(1,161,409)

Profit on ordinary activities before taxation	7,252,293	3,253,070	(2,354,043)	(924,204)			(57,723)			7,169,393	5
Tax on profit on ordinary activities	(2,106,699)	(100,464)	(1,909,057)	(1,071,886)	8		6,722	9	(ii)	(5,162,431)	7
				18,953	9	(i)

Retained profit for the financial period	5,145,594	3,152,606	(4,263,100)	(1,977,137)			(51,001)			2,006,962

Basic earnings per ordinary share (US dollars)	0.12									0.04	6
Diluted earnings per ordinary share (US dollars)	0.11									0.04	6

Weighted average equity shares used in computing earnings per equity share
Basic	43,093,146									46,038,004
Diluted	50,583,247									53,528,105

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Notes to unaudited pro forma combined condensed financial statements

1.	(i)	Reflects the elimination of sales in 2003 of US$8,195 between Fitzgerald Industries International, Inc and Trinity Biotech plc and a receivable balance of US$985 at December 31, 2003.

	(ii)	Reflects the elimination of sales in 2003 of US$344,516 between Adaltis US, Inc. and Trinity Biotech plc and a receivable balance of US$73,500 at December 31, 2003.

2.	(i)	Reflects the elimination of the following assets not acquired and liabilities not assumed of Fitzgeralds Industries International, Inc. :

Fitzgerald Industries International, Inc
US$

Accounts receivable	464,436
Cash	1,034,668
Current liabilities	(773,841)

Net assets eliminated	725,263

(ii)	Reflects the elimination of the following assets not acquired and liabilities not assumed of Adaltis US, Inc. :

Adaltis US, Inc.
US$

Accounts receivable and prepayments	668,069
Cash	39,987
Accrued liabilities and charges – short term	(3,119,528)
Accrued liabilities – long term	(1,388,820)

Net assets eliminated	(3,800,292)

(iii) Reflects the elimination of goodwill of US$794,067 included in the intangible assets of Adaltis US, Inc.

3.	The purchase price of Fitzgerald Industries International, Inc (US$8,000,000 cash and US$8,000,000 worth of shares) is calculated based on a multiple of 2.3 times net revenues. An accrual has been made for estimated acquisition costs and outlays of US$65,000.

A preliminary valuation was carried out by the management of Trinity Biotech plc. and the purchase price allocated as follows:

US$

Inventory	168,725
Accounts receivable and prepayments	396,804
Property, plant and equipment	39,085

Total tangible assets acquired	604,614

Intangible assets acquired	15,000,000

Goodwill	460,386

Total purchase price	16,065,000

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The intangible assets include customer and supplier lists and are amortized over a 20-year period. The goodwill is reviewed for impairment on an annual basis. The final valuation is expected to be completed by external valuers by July 31, 2004 and will indicate any reallocations of purchase price and the regulatory, competitive, economic and other factors that may limit the useful life of these intangible assets. Following this a final assessment will be made regarding the useful life over which these assets will be amortised.

Part of the consideration for the purchase of Fitzgerald Industries International, Inc. will be satisfied by the private placement in the amount of US$8,000,000 (the number of shares being determined by dividing US$8,000,000 by the average closing price less 6% of Trinity Biotech plc’s ADRs for the ten trading days prior to the effective date of a registration statement registering the resale of the shares underlying such ADRs). The net shareholders equity of the Group has been adjusted in the pro forma combined condensed balance sheet as at December 31, 2003 to reflect the issue of these shares and the calculation of the basic and diluted EPS in the pro forma combined condensed statement of income has been adjusted to include these shares as if they had been issued on January 1, 2003. For further details please refer to note 6 of these notes to the unaudited pro forma combined condensed financial statements.

The historical shareholders’ equity of Fitzgerald Industries International, Inc. has been eliminated as at December 31, 2003.

4.	The purchase price of Adaltis US, Inc. of US$2,820,257, paid in cash, is calculated based on a multiple of 0.4 times net revenues. An accrual has been made for estimated acquisition costs and outlays of US$40,000.

A preliminary valuation was carried out by the management of Trinity Biotech plc. and the purchase price allocated as follows:

US$

Fixed Assets	220,638
Inventory	740,958
Accounts receivable and prepayments	1,146,996
Accounts payable and accrued expenses	(763,475)

1,345,117

Goodwill	1,515,140

Total Purchase Price	2,860,257

Goodwill is reviewed for impairment on an annual basis. Additional time is required to assess the realizability of inventory, the collectability of accounts receivable and the completeness of accounts payable and accrued expenses. It is expected that the valuation will be finalised in the following 6 month period and may result in a reallocation of purchase price.

The historical shareholders’ equity of Adaltis US, Inc. has been eliminated as at December 31, 2003.

5.	The pro forma combined condensed statement of income does not include the effects of new compensation contracts entered into with management of Fitzgerald Industries International, Inc. These contracts will entitle management to a share of the profits in excess of historical profits for a period of two years post acquisition.

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6.	Represents EPS calculated as follows:
	Basic EPS:	Pro forma combined retained profit for the financial period / total pro forma weighted average number of shares for the year ended December 31, 2003.
	Diluted EPS:	Pro forma combined retained profit for the financial period adjusted for debenture interest saving of US$343,910 / total pro forma weighted average number of shares for the year ended December 31, 2003.

The calculation of basic and diluted EPS includes 2,944,858 shares that will be issued as part of the purchase price of Fitzgerald Industries International, Inc. The actual number of shares that will be issued will be based on the average share price in the 10 day period up to the date that the related F-3 filing is declared effective, at a discount of 6%. The number of shares has been estimated based on the average share price in the 10 day period prior to June 15, 2004. A 10% increase or decrease in the average share price would not have any effect on the basic or diluted EPS number.

7.	The historical tax charge of Adaltis includes US$1,900,000 relating to the write-off of an unrealizable tax asset, brought about by the company being held for sale. In an ongoing situation this write-off would not have been incurred as the company would not have been held for sale. The charge has not been eliminated from the proforma financial statements as infrequent or non-recurring items that are not directly attributable to the purchase by Trinity Biotech plc of Adaltis US, Inc should not be eliminated from the historical financial statements of either company.

8.	Fitzgerald Industries International Inc., is an “S” corporation, whereby income is taxable in the hands of the shareholders. If this company had been part of the Trinity Biotech plc group from January 1, 2003 the net income would have been taxable at the statutory rate of 34%.

9.	Interest has been calculated at the Company’s incremental cost of borrowing on the cost to fund the acquisitions as follows:

(i)	Fitzgerald Industries International, Inc.

	Cash outlay	US$

	Cash consideration for purchase	8,000,000
	Acquisition costs	65,000

	Total	8,065,000

	Annual interest charge for 2003	174,204

	Savings on tax at the effective tax rate in the appropriate jurisdiction	18,953

(ii)	Adaltis US, Inc.

	Cash outlay	US$

	Cash consideration for purchase	2,820,257
	Acquisition costs	40,000

	Total	2,860,257

	Annual interest charge for 2003	61,782

	Savings on tax at the effective tax rate in the appropriate jurisdiction	6,722

10.	Trinity Biotech plc has not assumed the long-term debt obligations of Adaltis US, Inc. and accordingly the interest charged on long-term debt in the historical financial statements of Adaltis US, Inc. has been excluded from the proforma combined condensed statement of income for 2003.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Rory Nealon

Rory Nealon
Chief Financial Officer and Secretary

Date: June 16, 2004